Exhibit 4.6

2011 LONG TERM INCENTIVE PROGRAMME

The 2011 performance based incentive programme (the “Plan”) is proposed to in total include approximately 100 senior executives and other key employees within the Group. The participants in the Plan are required to own shares in MTG. These investment shares can either be shares already held or shares purchased on the market in connection with the notification to participate in the Plan. Thereafter the participants will be granted, free of charge, retention rights, and in certain cases, performance rights and stock options. The proposed Plan has the same structure as the plan that was adopted at the 2010 Annual General Meeting.

Personal investment

In order to participate in the Plan, the employees must own shares in MTG. These shares can either be shares already held or shares purchased on the market in connection with the notification to participate in the Plan. The maximum number of shares which the employee may invest in under the Plan will correspond to a value of approximately 5 – 7 per cent of the employee’s annual base salary.

For each share invested under the Plan, the participants will be granted retention rights, and in certain cases, performance rights and stock options by the Company.

General terms

Subject to fulfillment of certain retention and performance based conditions during the period 1 April 2011 – 31 March 2014 (the “Measurement Period”), the participant maintaining employment within the Group at the release of MTG’s interim report for the period January – March 2014, and subject to the participant maintaining the invested shares during the vesting period ending at the release of the interim report for the period January – March 2014, each retention right and performance right will entitle the participant to receive one Class B share free of charge and each performance option will entitle the participant to purchase one Class B share at a price corresponding to 120 per cent of the share price at grant. Dividends paid on the underlying share will increase the number of shares that each retention right and performance right entitles to in order to treat the shareholders and the participants equally.

Performance conditions

The retention rights, the performance rights and the options are divided into Series A; retention rights and Series B and C; performance rights and options. The number of MTG shares the participant will receive at vesting of retention rights and performance rights and exercise of vested options depends on which category the participant belongs to and on the fulfilment of the following defined retention and performance based conditions:

Series A	MTG’s total shareholder return on the share (TSR) during the Measurement Period exceeding 0 per cent as entry level.

Series B	MTG’s average normalised return of capital employed (ROCE) during the Measurement Period being at least 18 per cent as entry level and at least 28 per cent as the stretch target.

Series C
MTG’s total shareholder return on the shares (TSR) during the Measurement Period being equal to the average TSR for a peer group including CME, ITV, M6, Mediaset, ProSieben, RTL Group, Sky, TF1 and TVN as entry level, and exceeding the average TSR for the peer group with 10 percentage points as the stretch target. When calculating the TSR, March 2011 shall be compared to March 2014. Furthermore, the companies in the peer group which have the highest respectively the lowest TSR, shall be excluded from the calculation.

The determined levels of the conditions include an entry level and a stretch target with a linear interpolation applied between those levels as regards the number of rights and options that vests. The entry level constitutes the minimum level which must be reached in order to enable vesting of the rights and options in that series. If the entry level is reached, the number of rights and options (as applicable) that vest is proposed to be 100 per cent for Series A and 20 percent for Series B and C. If the entry level is not reached, all rights and options (as applicable) in that series lapse. If a stretch target is met, all rights and options (as applicable) remain exercisable in that series. The Board of Directors intends to disclose the outcome of the retention and performance based conditions in the Annual Report of 2014.

Retention rights and performance rights

The retention rights and performance rights shall be governed by the following terms and conditions:

•	Granted free of charge after the Annual General Meeting.

•	May not be transferred or pledged.

•	Vest following the release of the interim report for the period January – March 2014.

•	Dividends paid on the underlying share will increase the number of shares that each retention right and performance right entitles to in order to treat the shareholders and the participants equally.

•
Vest provided that the holder is still employed by the Group and has maintained the personal investment during the vesting period ending at the release of the interim report for the period January – March 2014.

Options

The options shall be governed by the following terms and conditions:

•	Granted free of charge after Annual General Meeting.

•	Each option entitles the participant to acquire one Class B share in the Company. The exercise price shall be 120 per cent of the market value on the date of the allocation of the option.

•	May not be transferred or pledged.

•	May be exercised following the release of the interim report for the period January – March 2014 and up until 29 August 2014.

•	No entitlement to compensation for dividend on the underlying shares under the term of the option.

•
Vest provided that the holder is still employed by the Group and has maintained the personal investment during the vesting period ending at the release of the interim report for the period January – March 2014.

Preparation and administration

The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of the Plan, in accordance with the mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to the Plan to meet foreign regulations or market conditions. The Board may also make other adjustments if significant changes in the Group, or its operating environment, would result in a situation where the decided terms and conditions for the personal investment, and the allotment and vesting of retention rights, performance rights and options under the Plan become irrelevant.

Allocation

In total, the Plan is estimated to comprise up to 19,850 shares held by the employees entitling to allotment of up to 215,650 rights and options, whereof 19,850 retention rights, 97,900 performance rights and 97,900 options. The participants are divided into different categories and the Plan will comprise the following number of invested shares and the maximum number of rights and options in accordance with the above mentioned principles and assumptions:

•	the CEO: may acquire up to 1,900 shares within the Plan and will be granted 1 Series A right, 4 rights each of Series B and C, and 4 options each of Series B and C per invested share;

•
category 1 (approximately 10 persons): may acquire up to 600 shares within the Plan and will be granted 1 Series A right, 4 rights each of Series B and C, and 4 options each of Series B and C per invested share;

•
category 2 (approximately 10 persons): may acquire up to 250 shares within the Plan and will be granted 1 Series A right, 3 rights each of Series B and C, and 3 options each of Series B and C per invested share;

•
category 3 (approximately 20 persons): may acquire up to 175 shares within the Plan and will be granted 1 Series A right, 2 rights each of Series B and C, and 2 options each of Series B and C per invested share;

•
category 4 (approximately 10 persons): may acquire up to 100 shares within the Plan and will be granted 1 Series A right, 2 rights each of Series B and C and 2 options each of Series B and C per invested share; and

•	category 5 (approximately 50 persons): may acquire up to 100 shares within the Plan and will be granted 1 Series A right per invested share.

Scope and costs of the Plan

The Plan will be accounted for in accordance with IFRS 2 which stipulates that the rights and options should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions that the share price is SEK 485 (closing share price of the MTG Class B share on 5 April 2011) at the time of allocation, that each participant makes the maximum personal investment, that the annual employee turnover is 10 per cent among the participants of the Plan, an average fulfillment of performance conditions of approximately 50 per cent and full vesting the total cost, exclusive of social security costs, for the Plan is estimated to approximately SEK 23 million. The cost will be allocated over the years 2011-2014.

Social security costs will also be recorded as a personnel expense in the income statement by current reservations. The social security costs are estimated to be around SEK 7 million with the assumptions above and an average social security tax rate of 23 per cent and an annual share price increase of 10 per cent during the vesting period.

The participant’s maximum profit per right and option in the Plan is SEK 1,294 which corresponds to three times the average closing share price of the MTG Class B shares during February 2011. If the value of the MTG Class B share at vesting or the profit at exercise of the option exceeds SEK 1,294, the number of shares each right entitles the employee to receive at vesting or the number of shares received at exercise of the options will be reduced accordingly. The maximum dilution is 0.4 per cent in terms of shares outstanding, 0.2 per cent in terms of votes and 0.07 per cent in terms of the estimated Plan cost as defined in IFRS 2 divided by the Company’s market capitalisation.

Assuming that a maximum gain of SEK 1,294 per right and option is achieved, all invested shares are held under the Plan and a 100 per cent fulfillment of retention and performance based conditions the maximum cost for the Plan is approximately SEK 42 million in accordance with IFRS 2 and the maximum cost for social charges approximately SEK 64 million.

Effect on certain key ratios

The impact on basic earnings per share if the Plan had been introduced in 2010 with the assumptions above would result in a dilution of 0.2 per cent or from SEK 53.34 to SEK 53.22 on a proforma basis.

The annual cost of the Plan including social charges is estimated to be approximately SEK 11 million assuming the above assumptions. This cost can be related to the Company’s total personnel costs, including social charges, of SEK 1,649 million in 2010.

Delivery of shares under the Plan

To ensure the delivery of Class B shares under the Plan, the Board of Directors proposes that the Annual General Meeting resolves to authorise the Board of Directors to resolve on a directed issue of Class C shares to Nordea Bank AB (publ), and further to authorise the Board of Directors to subsequently resolve to repurchase the Class C shares from Nordea Bank AB (publ). The Class C shares will then be held by the Company during the vesting period, where after the appropriate number of Class C shares will be reclassified into Class B shares and subsequently be delivered to the participants under the Plan.

The rationale for the proposal

The objective of the proposed Plan is to create conditions to recruit and retain high performing employees in the Group. The Plan has been designed based on the view that it is desirable that senior executives and other key employees within the Group are shareholders in the Company. Participation in the Plan requires a personal investment in MTG shares by each participant. By linking the employee’s reward with the development of the Company’s profits and increase in value, employee loyalty is rewarded and long-term value growth of the Company is facilitated. Against this background, the Board of Directors is of the opinion that the adoption of the Plan as set out above will have a positive effect on the Group’s future development and thus be beneficial for both the Company and its shareholders.

Preparation

MTG’s Remuneration Committee has prepared this Plan in consultation with external advisors and major shareholders. The Plan has been reviewed at meetings of the Board of Directors during the end of 2010 and the first months of 2011.